Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

July 28, 2016

VIA EDGAR

John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	Request for Acceleration Steben Select Multi-Strategy Fund Pre-Effective Amendment No. 1 File Nos. 333-211724 and 811-22824

Dear Mr. Ganley:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), Steben Select Multi-Strategy Fund (the “Fund”) hereby requests that effectiveness under the 1933 Act of the above-captioned Pre-Effective Amendment to its registration statement on Form N-2 (“Registration Statement”) be accelerated to July 28, 2016 or as soon thereafter as practicable.  Pre-Effective Amendment No. 1 was filed on July 28, 2016 under the 1933 Act and the Investment Company Act of 1940, as amended. The Fund is aware of its obligations under the 1933 Act.

In support of its request for acceleration, the Fund acknowledges that:

1.	Should the Securities and Exchange Commission (“SEC”) or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose any action by the SEC with respect to the filing;

2.	The action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the filing; and

3.	The Fund will not assert the SEC staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Sincerely,

Steben Select Multi-Strategy Fund

/s/ Francine J. Rosenberger

Francine J. Rosenberger

Secretary

Foreside Fund Services, LLC

Three Canal Plaza

Suite 100

Portland, Maine 04101

July 28, 2016

VIA EDGAR

John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	Request for Acceleration Steben Select Multi-Strategy Fund Pre-Effective Amendment No. 1 File Nos. 333-211724 and 811-22824

Dear Mr. Ganley:

As the distributor of the above-captioned fund (the “Fund”), the undersigned hereby joins in the request of the Fund, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, be accelerated to July 28, 2016 or as soon thereafter as practicable. Pre-Effective Amendment No. 1 was filed on July 28, 2016 under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Foreside Fund Services, LLC

By: /s/ Mark Fairbanks
Name: Mark Fairbanks
Title: President